Exhibit 12.1

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated, in thousands:

	Nine Months Ended November 1, 2014	Fiscal Years Ended
		February 1, 2014	February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010
Net income (loss) attributed to Perry Ellis International, Inc.	$5,722	$(22,779)	$14,801	$25,517	$24,112	$13,167
Add:
Income tax provision (benefit)	2,740	(11,615)	6,708	12,459	11,393	3,615
Interest expense and amortization of debt costs	10,921	15,092	15,217	16,716	13,673	17,908
Costs of early extinguishment of debt	—	—	—	1,306	730	357
Estimated operating lease interest (a)	4,082	5,506	4,882	4,033	3,032	4,197

Total earnings available for fixed charges	$23,465	$(13,796)	$41,608	$60,031	$52,940	$39,244

Fixed charges:
Interest expense and amortization of debt costs	$10,921	$15,092	$15,217	$16,716	$13,673	$17,908
Costs of early extinguishment of debt	—	—	—	1,306	730	357
Estimated operating lease interest (a)	4,082	5,506	4,882	4,033	3,032	4,197

Total fixed charges	$15,003	$20,598	$20,099	$22,055	$17,435	$22,462

Ratio of earnings to fixed charges	1.6	(b )	2.1	2.7	3.0	1.8

(a)	The estimated interest portions of operating leases were calculated based upon the company’s lease portfolio and cost of borrowing.
(b)	The earnings available for fixed charges for the year ended February 1, 2014 were inadequate to cover the total fixed charges. The coverage deficiencies in earnings available for fixed charges for a one-to-one ratio for the year ended February 1, 2014 were $6.8 million.